UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SINO AGRO FOOD, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

NONE
(CUSIP Number)

Mr. Tan Paoy Teik
Room 3711, China Shine Plaza
No. 9 Lin He Xi Road
Tianhe County
Guangzhou City
P.R.C. 510610
(860) 20 22057860

With copies to:
Joseph M. Patricola, Esq.
The Sourlis Law Firm
The Courts of Red Bank
130 Maple Avenue, Suite 9B2
Red Bank, NJ 07701
(732) 530-9007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mr. Tan Poay Teik

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ...
N/A

6.	Citizenship or Place of Organization
Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

6,250,025 comprised of 4,500,000 shares of Common Stock, par value $0.001 per share, 25 Shares of Series A Preferred Stock, par value $0.001 per share, and 1,750,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share.

	8.	Shared Voting Power
0

9.
Sole Dispositive Power
6,250,025 comprised of 4,500,000 shares of Common Stock, par value $0.001 per share, 25 Shares of Series A Preferred Stock, par value $0.001 per share, and 1,750,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share.

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,250,025 comprised of 4,500,000 shares of Common Stock, par value $0.001 per share, 25 Shares of Series A Preferred Stock, par value $0.001 per share, and 1,750,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
Not Applicable

13.	Percent of Class Represented by Amount in Row (11)
10.74% of Common Stock, 25% of Series A Preferred.

14.	Type of Reporting Person (See Instructions)
IN

Item 1.     Security and Issuer.

The security upon which this report is based is the Common Stock, par value $0.001 per share, of Sino Agro Food, Inc., a Nevada corporation (the “Issuer”), with executive offices located at Room 3711, China Shine Plaza, No. 9 Lin He Xi Road, Tianhe County, Guangzhou City, P.R.C. 510610.

Item 2.     Identity and Background.

(a) Name: This statement is filed by Tan Poay Teik. Mr. Tan is the Chief Marketing Officer of the Issuer and has sole dispositive and voting control to the shares of common stock held.

(b) Business Address: c/o Sino Agro Food, Inc., Room 3711, China Shine Plaza, No. 9 Lin He Xi Road, Tianhe County, Guangzhou City, P.R.C. 510610.

(c) Employment Information: Mr. Tan has been a Sino Agro Food, Inc. Director and Chief Marketing Officer since August 2007. Since July, 2005, he has been Group Managing Director of Milux Corporation Bhd. (Malaysia), a manufacturer of home and gas appliances. He received and MBA from South Pacific University in 2005. Mr. Tan is currently the Managing Director of Milux Corporation Bhd, as such, he is spending half of his working time between Milux and Sino Agro Food, Inc. As a member of the board, Mr. Tan contributes his knowledge of the company and a deep understanding of all aspects of our business, products and markets, as well substantial experience developing corporate strategy, assessing emerging industry trends, and business operations.

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tan is a citizen of the Peoples Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

The securities were issued to the Reporting Persons in connection with the transaction described in Item 4 below.

Item 4. Purpose of Transaction

Sino Agro Food, Inc. (‘SIAF”) was initially incorporated as Volcanic Gold, Inc. (“Volcanic Gold”) on October 1, 1974 under the laws of the State of Nevada. Prior to October 14, 2005, the Company operated as a mining and exploration company. Due to the fact that the Company was unable to generate sufficient cash flows from operations, obtain funding to sustain operations or reduce or stabilize expenses to the point where it could have realized a net positive cash flow, management and the board of directors determined that it was in the best interests of the stockholders to seek a strategic alternative so that the Company could continue to operate.

On August 24, 2007, the Company entered into a series of agreements to effect a “reverse merger transaction” via a share exchange with Capital Award, Inc. (“Capital Award”), a Belize Corporation incorporated on November 26, 2004. These documents included a Stock Purchase Agreement, pursuant to which Volcanic Gold issued 32,000,000 shares to stockholders, including the Reporting Person named in this Schedule 13D, of Capital Award in exchange for all of the shares of Capital Award. On August 24, 2007 the Company changed its name from Volcanic Gold, Inc. to A Power Agro Agriculture Development, Inc. On October 9, 2007 the Company changed its name from A Power Agro Agriculture Development, Inc. to Sino Agro Food, Inc.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of the class of securities beneficially owned:

Common Stock, par value $0.001 per share

Mr. Tan Poay Teik beneficially owns 4,500,000 shares of Issuer’s Common Stock, representing approximately 8.66% of the issued and outstanding Common Stock of the Issuer.

Series A Preferred Stock, par value $0.001 per share

Mr. Tan Poay Teik beneficially owns 25 shares of Series A Preferred stock, representing approximately 25% of the Series A Preferred Stock currently issued and outstanding of the Issuer. The Series A Preferred Stock vote together with the shares of Common Stock of the Issuer as a single class and, regardless of the number of shares of Series A Preferred Stock outstanding and as long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of shareholders.  Each outstanding share of the Series A Preferred Stock represents its proportionate share of the 80% which is allocated to the outstanding shares of Series A Preferred Stock. Therefore, Mr. Tan has right to a majority voting interest of the Issuer.

Series B Convertible Preferred Stock, par value $0.001 per share

Mr. Tan Poay Teik beneficially owns 1,750,000 shares of Series B Convertible Preferred stock, representing approximately 25% of the Series B Preferred Stock currently issued and outstanding of the Issuer. The Series B Convertible Preferred Stock are entitled to no voting rights except as required under Nevada State Law, and have the right at any time or from time to time to convert each share of Series B Stock into one (1) fully-paid and non-assessable share of Common Stock.

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Mr. Tan Poay Teik:

Sole Power to Vote or to Direct the Vote:	6,250,000 shares of Common Stock, 25 shares of Series A Preferred

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	6,250,000 shares of Common Stock, 25 shares of Series A Preferred.

Shared Power to Dispose or to Direct the Disposition of:	0

(c)           Transactions in the securities effected during the past sixty days:

None.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2011	By: /s/ TAN POAY TEIK Mr. Tan Poay Teik